Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, exept for ratio amounts)

	For the Nine Months Ended	For the Year Ended	For the Year Ended		For the Year Ended	For the Year Ended		For the Year Ended
	September 30, 2009	December 31, 2008	December 31, 2007		December 31, 2006	December 31, 2005		December 31, 2004
Income (loss) before taxes	$(48,454)	$(195,552)	$(2,773)		$26,125	$(4,871)		$24,726

Fixed charges:

Rent expense	3,252	5,027	4,704		4,011	4,165		4,726
Interest expense on indebtedness	519	800	1,585		2,168	1,276		770
Amortization of discount on notes payable	316	834	818		721	—		—
Interest on lease expense	15	15	8		15	203		233

Fixed Charges	$4,102	$6,676	$7,115		$6,915	$5,644		$5,729

Income (loss) before taxes adjusted for fixed charges	$(44,352)	$(188,876)	$4,342		$33,040	$773		$30,455

Ratio of earnings to fixed charges (a)	(b)	(b)		(b)	4.8		(b)	5.3

(a)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges by (ii) fixed charges. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, one-third of rental expense, which is estimated to be representative of the interest factor. For all periods presented there were no preference dividends.

(b)	Earnings for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2005 were inadequate to cover fixed charges by $4,102, $6,676, $7,115, and $4,871, respectively.